UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

NetEase, Inc.

(Name of Issuer)

Ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

64110W102(1)

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  This CUSIP number applies to the Issuer’s American depositary shares, each representing 5 ordinary shares.

CUSIP No. 64110W102	13G

1	Names of Reporting Person William Lei Ding
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,450,300,000 ordinary shares(2)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,450,300,000 ordinary shares(2)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,450,300,000 ordinary shares(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 43.3%(3)
12	Type of Reporting Person IN

(2)  Consisting of 1,406,000,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), and 8,860,000 American depositary shares, each representing 5 Ordinary Shares, of the Issuer (the “ADSs”).

(3)  Based on 3,349,335,066 Ordinary Shares outstanding as of December 31, 2020.

CUSIP No. 64110W102	13G

1	Names of Reporting Person Shining Globe International Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,450,300,000 ordinary shares(4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,450,300,000 ordinary shares(4)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,450,300,000 ordinary shares(4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 43.3%(5)
12	Type of Reporting Person CO

(4)  Consisting of 1,406,000,000 Ordinary Shares and 8,860,000 ADSs.

(5)  Based on 3,349,335,066 Ordinary Shares outstanding as of December 31, 2020.

CUSIP No. 65487X102	13G

1	Names of Reporting Person Shining Globe Holding Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,450,300,000 ordinary shares(6)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,450,300,000 ordinary shares(6)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,450,300,000 ordinary shares(6)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 43.3%(7)
12	Type of Reporting Person CO

(6)  Consisting of 1,406,000,000 Ordinary Shares and 8,860,000 ADSs.

(7)  Based on 3,349,335,066 Ordinary Shares outstanding as of December 31, 2020.

CUSIP No. 65487X102	13G

1	Names of Reporting Person Shining Globe Trust
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,450,300,000 ordinary shares(8)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,450,300,000 ordinary shares(8)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,450,300,000 ordinary shares(8)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 43.3%(9)
12	Type of Reporting Person OO

(8)  Consisting of 1,406,000,000 Ordinary Shares and 8,860,000 ADSs.

(9)  Based on 3,349,335,066 Ordinary Shares outstanding as of December 31, 2020.

CUSIP No. 65487X102	13G

Item 1(a).	Name of Issuer NetEase, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices NetEase Building, No.599 Wangshang Road, Binjiang District, Hangzhou, People’s Republic of China 310052.

Item 2(a).

Name of Person Filing
This Schedule 13G is filed by and on behalf of (i) Mr. William Lei Ding, (ii) Shining Globe International Limited, (iii) Shining Globe Holding Limited and (iv) Shining Globe Trust (collectively, the “Reporting Persons”).

Item 2(b).

Address of Principal Business Office or, if none, Residence
(i) Mr. William Lei Ding and (ii) Shining Globe International Limited

c/o NetEase, Inc.

NetEase Building, No.599 Wangshang Road, Binjiang District, Hangzhou, People’s Republic of China 310052

(iii) Shining Globe Holding Limited

Palm Grove House, P.O. Box 438, Road Town, Tortola, Virgin Islands (British)

(iv) Shining Globe Trust

2/F., The Grand Pavilion Commercial Centre, 802 West Bay Road, P.O. Box 10338, KY1-1003, Grand Cayman, Cayman Islands.

Item 2(c).

Citizenship
(i) Mr. William Lei Ding

People’s Republic of China

(ii) Shining Globe International Limited

British Virgin Islands

(iii) Shining Globe Holding Limited

British Virgin Islands

(iv) Shining Globe Trust

Cayman Islands

Item 2(d).	Title of Class of Securities Ordinary Shares of the Issuer, par value $0.0001 per share.
Item 2(e).	CUSIP No. 64110W102. This CUSIP number applies to the Issuer’s ADSs.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. 65487X102	13G

Item 4.	Ownership

Shining Globe International Limited is the record owner of 1,450,300,000 Ordinary Shares of the Issuer, consisting of 1,406,000,000 Ordinary Shares and 8,860,000 ADSs. Shining Globe International Limited is wholly owned by Shining Globe Holding Limited, which is in turn wholly owned by Shining Globe Trust (the “Trust”), for which TMF (Cayman) Ltd. acts as the trustee (the “Trustee”). Mr. Ding is the sole director of Shining Globe International Limited and the settlor of the Trust, retaining the investment and dispositive powers with respect to the assets of the Trust. The beneficiaries of the Trust are Mr. Ding and his family. Mr. Ding, Shining Globe International Limited, Shining Globe Holding Limited and the Trust are making this single, joint filing pursuant to Rule 13d-1(k) of the Act because each of them is reporting as to the beneficial ownership of the same securities and because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing or anything contained herein shall be deemed to be an admission by the reporting persons that a group exists. Each of Mr. Ding, Shining Globe International Limited, Shining Globe Holding Limited and the Trust disclaims beneficial ownership of any shares beneficially owned by the Trustee other than the abovementioned 1,450,300,000 Ordinary Shares of the Issuer. The Trustee, solely in its capacity as trustee of the Trust, may be deemed to beneficially own the Ordinary Shares of the Issuer that are beneficially owned by the Trust. However, the Trustee disclaims beneficial ownership of all Ordinary Shares of the Issuer.

The information required by Items 4(a) - (c) is set forth in Rows 5-11 of each cover page hereto and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 11, 2021

WILLIAM LEI DING

/s/ William Lei Ding

SHINING GLOBE INTERNATIONAL LIMITED

By:	/s/ William Lei Ding
Name:	William Lei Ding
Title:	Director

SHINING GLOBE HOLDING LIMITED

By:	/s/ Yeu Chi Fai
Name:	Yeu Chi Fai on behalf of S.B. Vanwall Ltd.
Title:	Director

SHINING GLOBE TRUST

By:	/s/ Yeu Chi Fai and Kan Tim Hei
Name:	Yeu Chi Fai and Kan Tim Hei on behalf of TMF (Cayman) Ltd.
Title:	Trustee

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value of $0.0001 per share, of NetEase, Inc., a Cayman Islands exempted company, and that this Agreement may be included as an exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 11, 2021.

WILLIAM LEI DING

/s/ William Lei Ding

SHINING GLOBE INTERNATIONAL LIMITED

By:	/s/ William Lei Ding
Name:	William Lei Ding
Title:	Director

SHINING GLOBE HOLDING LIMITED

By:	/s/ Yeu Chi Fai
Name:	Yeu Chi Fai on behalf of S.B. Vanwall Ltd.
Title:	Director

SHINING GLOBE TRUST

By:	/s/ Yeu Chi Fai and Kan Tim Hei
Name:	Yeu Chi Fai and Kan Tim Hei on behalf of TMF (Cayman) Ltd.
Title:	Trustee